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                             October 31, 2022

       Christian Kopfli, Esq.
       Chief Executive Officer
       Chromocell Therapeutics Corporation
       675 US Highway Route 1 South
       North Brunswick, NJ 08906

                                                        Re: Chromocell
Therapeutics Corporation
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
17, 2022
                                                            CIK No. 0001919246

       Dear Christian Kopfli:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 17, 2022

       Use of Proceeds, page 42

   1. We note your Investor Note appears to be debt that was incurred within one year. Please describe the use of
proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of
                                                        Regulation S-K.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, Research and Development Expenses, page 48

   2. We reissue prior comment 9. For all periods presented, revise to provide quantitative disclosure of the the
type of research and development expenses incurred. For example,
 Christian Kopfli, Esq.
FirstName
ChromocellLastNameChristian   Kopfli, Esq.
             Therapeutics Corporation
Comapany
October  31,NameChromocell
             2022            Therapeutics Corporation
October
Page 2 31, 2022 Page 2
FirstName LastName
         separately disclose the amount of expense incurred in each period for consultants in regulatory, clinical development and CMC matters, maintenance fees and lab material costs.
3. For the six months ended June 30, 2022, please elaborate on the underlying reasons for the
         41% decrease in research and development expense compared to the prior period. Explain how "evaluating your operating and development plans" contributed to a decrease in research and development expenditures and disclose if it represents a known trend or uncertainty under Item 303 of Regulation S-K.
Critical Accounting Estimates, page 52

4. You indicate that your significant accounting policies are fully described in Note 3 to your financial statements. As required by Item 303(b)(3) of Regulation S-X, provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates has had or is reasonably likely to have on financial condition or results of operations to the extent the information is material and reasonably available.
Business
Our Strategy, page 54

5. We note your response to prior comment 11. Please further revise to clarify if the studies presented in the Journal of Clinical Investigation are the genetic studies you reference that suggest that NaV1.7 could be a target to address EM. In addition, please describe the studies in the Journal of Clinical Investigation and how they show a correlation between
         SCN9A and the expression of the disease phenotype in EM patients or otherwise advise.
6. We note your response to prior comment 12 where you discuss the pre-clinical profile of
         CC8464. You state you conducted in vitro and in vivo studies that showed a "high potency and selectivity of CC8464." Please update your disclosure to provide your basis for this statement by including a description of the studies, the results, and how the results show high potency and selectivity of CC8464.
Intellectual Property, page 58

7. We note your response to prior comment 20 and reissue in part. For your two pending patents in India and the Philippines, please update your disclosure to include type of patent protections expected, the specific product(s) to which the patent relates to, and whether the patent is expected to be owned or licensed.
       You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.
 Christian Kopfli, Esq.
Chromocell Therapeutics Corporation
October 31, 2022
Page 3



                                                   Sincerely,
FirstName LastNameChristian Kopfli, Esq.
                                                   Division of Corporation
Finance
Comapany NameChromocell Therapeutics Corporation
                                                   Office of Life Sciences
October 31, 2022 Page 3
cc:       David Danovitch, Esq.
FirstName LastName